Exhibit 99.10

SRK Consulting (Canada) Inc. 1300, 151 Yonge Street Toronto, Ontario, Canada M5C 2W7 T: +1.416.601.1445 F: +1.416.601.9046 toronto@srk.com www.srk.com

Toronto, March 22, 2016
Project Number: 3CC024.014

Consent of Author

Claude Resources Inc.
200-219 Robin Crescent, Saskatoon, SK
S7L 6M8

I, Glen Cole, hereby consent to the incorporation in the Annual Information Form ("AIF") of Claude Resources Inc., of the mineral reserve estimate prepared under SRK Consulting (Canada) Inc. supervision for the year ending December 31, 2013 and to this information being incorporated into the Annual Report on Form 40-F, to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. We were jointly responsible for preparing and certifying the Seabee Operation Mineral Reserves for the fiscal year ended December 31, 2013.

Yours truly

SRK Consulting (Canada) Inc.

Glen Cole PGeo
Principal Consultant

Local Offices: Saskatoon Sudbury Toronto Vancouver Yellowknife	Group Offices: Africa Asia Australia Europe North America South America

SRK Consulting (Canada) Inc.
1300, 151 Yonge Street
Toronto, Ontario, Canada
M5C 2W7

T: +1.416.601.1445
F: +1.416.601.9046

toronto@srk.com
www.srk.com

Toronto, March 24, 2016
Project Number: 3CC024.014

Consent of Author

Claude Resources Inc.
200-219 Robin Crescent, Saskatoon, SK
S7L 6M8

We refer to the technical report prepared by SRK Consulting (Canada) Inc. entitled "Mineral Resource Evaluation, Amisk Gold Project, Saskatchewan, Canada" that was filed on March 31, 2011, and is referenced in the Annual Information Form ("AIF") of Claude Resources Inc. for the fiscal year ended December 31, 2015 incorporated to this Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, as amended. We are jointly responsible for preparing and certifying the Technical Report.

Yours truly

SRK Consulting (Canada) Inc.

Glen Cole, PGeo  Dominic Chartier, PGeo
Principal Consultant (Resource Geology)Senior Consultant (Geology)

Sebastien Bernier PGeo
Principal Consultant (Resource Geology)

Local Offices: Saskatoon Sudbury Toronto Vancouver Yellowknife	Group Offices: Africa Asia Australia Europe North America South America